                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                  (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             LIBERATE TECHNOLOGIES
                       (Name of Subject Company (Issuer))

                             LIBERATE TECHNOLOGIES
                       (Name of Filing Person (Offeror))

         Options Under Liberate Technologies 1999 Equity Incentive Plan
              to Purchase Common Stock, Par Value $.01 Per Share,
                         (Title of Class of Securities)

                                  530129 10 5
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                              MITCHELL E. KERTZMAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             LIBERATE TECHNOLOGIES
                               2 CIRCLE STAR WAY
                          SAN CARLOS, CALIFORNIA 94070
                                 (650) 701-4000
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                    COPY TO:
                              BROOKS STOUGH, ESQ.
         GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP
                             155 CONSTITUTION DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 321-2400

                           CALCULATION OF FILING FEE

             TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
             ----------------------                            --------------------
                  $34,582,182                                       $6,916.44

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,698,666 shares of common stock of Liberate Technologies having a weighted average exercise price of $34.7214 as of March 22, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:            Not applicable.
Form or Registration No.:          Not applicable.
Filing party:                      Not applicable.
Date filed:                        Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    / / third party tender offer subject to Rule 14d-1.
    /X/ issuer tender offer subject to Rule 13e-4.
    / / going-private transaction subject to Rule 13e-3.
    / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

ITEM 1. SUMMARY TERM SHEET.

    The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated March 23, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

    (a) The name of the issuer is Liberate Technologies, a Delaware corporation (the "Company"), and the address of its principal executive offices is 2 Circle Star Way, San Carlos, California 94070. The Company's phone number is (650) 701-4000. The information set forth in the Offer to Exchange under "Information Concerning Liberate" is incorporated herein by reference.

    (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Liberate Technologies 1999 Equity Incentive Plan (the "Plan") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

    (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
    Section 3 ("Procedures for Electing to Exchange Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

    (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The Liberate Technologies 1999 Equity Incentive Plan attached hereto as Exhibit (d)(1) and the Form of Option Agreement attached hereto as Exhibit (d)(2) contain information regarding the subject securities.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
    Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

    (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

    (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

    (d)  Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)  Not applicable.

    (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    (a)  Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

    (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Liberate") and Section 16 ("Additional Information"), and on pages F-1 through F-29 of the Company's Annual Report on Form 10-K for its fiscal year ended May 30, 2000 and pages 1 through 7 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended November 30, 2000 is incorporated herein by reference.

    (b)  Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

    (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

    (b)  Not applicable.

ITEM 12. EXHIBITS.

    (a)(1)  Offer to Exchange, dated March 23, 2001.

      (2)  Form of Letter of Transmittal.

      (3)  Liberate Technologies press release dated March 21, 2001.

      (4) E-mail communication to Liberate Technologies Employees dated March 21, 2001.

      (5) Form of E-mail Letter to Liberate Technologies Employees dated March 23, 2001.

      (6) Liberate Technologies. Annual Report on Form 10-K for its fiscal year ended May 30, 2000, filed with the Securities and Exchange Commission on August 25, 2000 and incorporated herein by reference.

      (7) Liberate Technologies Quarterly Report on Form 10-Q for its fiscal quarter ended November 30, 2000, filed with the Securities and Exchange Commission on January 12, 2001 and incorporated herein by reference.

    (b)  Not applicable.

    (d)(1)  Liberate Technologies 1999 Equity Incentive Plan. Filed as
    Exhibit 10.5 to the Company's Registration Statement on Form S-1 (File No. 333-78781) and incorporated herein by reference.

      (2) Form of Option Agreement Pursuant to the Liberate Technologies 1999 Equity Incentive Plan.

    (g)  Not applicable.

    (h)  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    (a)  Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                               Liberate Technologies

                                               /s/ MITCHELL E. KERTZMAN
                                               --------------------------------------------
                                               Mitchell E. Kertzman,
                                               PRESIDENT AND CHIEF EXECUTIVE OFFICER

Date: March 23, 2001

                               INDEX TO EXHIBITS

       EXHIBIT
       NUMBER                                              DESCRIPTION
       -------                                             -----------
               (a)(1)   --         Offer to Exchange, dated March 23, 2001.

               (a)(2)   --         Form of Letter of Transmittal.

               (a)(3)   --         Liberate Technologies press release dated March 21, 2001.

               (a)(4)   --         E-mail communication to Liberate Technologies Employees
                                   dated March 21, 2001.

               (a)(5)   --         Form of E-mail Letter to Liberate Technologies Employees
                                   dated March 23, 2001.

               (a)(6)   --         Liberate Technologies Annual Report on Form 10-K for its
                                   fiscal year ended May 30, 2000, filed with the Securities
                                   and Exchange Commission on August 25, 2000 and incorporated herein by reference.

               (a)(7)   --         Liberate Technologies Quarterly Report on Form 10-Q for its
                                   fiscal quarter ended November 30, 2000, filed with the
                                   Securities and Exchange Commission on January 12, 2001 and
                                   incorporated herein by reference.

               (d)(1)   --         Liberate Technologies 1999 Equity Incentive Plan. Filed as
                                   Exhibit 10.5 to the Company's Registration Statement on
                                   Form S-1 (File No. 333-78781) and incorporated herein by
                                   reference.

               (d)(2)   --         Form of Option Agreement Pursuant to the Liberate
                                   Technologies 1999 Equity Incentive Plan.